        Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

        Subject Company: MCI, Inc.
Commission File No.: 001-10415

        On March 21, 2005, Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") transmitted the following letter to the Board of Directors of MCI, Inc. ("MCI").

Richard C. Notebaert Chairman & Chief Executive Officer Qwest Communications International Inc.
1801 California Street Denver, Colorado 80202
303 992 1410 303 296 4097 fax

March 21, 2005

The Board of Directors
MCI, Inc.
Attention: Chairman, Board of Directors
22001 Loudoun County Parkway
Ashburn, Virginia 20147

Dear Mr. Katzenbach:

        Your advisors tell us that MCI has gone "dark" and refuses to continue to speak with Qwest about our proposal made to the MCI Board on March 16 and made public on March 17. When granting Mr. Capellas's request that the MCI Board be permitted until March 28th to respond to our proposal, we did not think that MCI would refuse to talk with Qwest during the interim.

        The straw man being propped up to explain why MCI won't continue what has been a fruitful exchange of information with Qwest is that MCI's merger agreement with Verizon prohibits any discussions with Qwest. It is disturbing that Verizon and MCI are so concerned about allowing MCI to expeditiously and transparently evaluate Qwest's proposal fully that they do not avail themselves of the provisions in the Verizon-MCI merger agreement to do so. It is beyond dispute that allowing Qwest and MCI to discuss Qwest's proposal during the period that the MCI Board of Directors is considering that proposal would be beneficial to all interested parties. The Verizon-MCI merger agreement allows, your fiduciary duties require and fairness to the MCI stockholders dictate that MCI continue to talk with Qwest as long as the MCI Board of Directors has concluded that Qwest's proposal could "reasonably be expected to lead to a Superior Proposal."

        MCI and Qwest should immediately engage in negotiations to finalize the proposed merger agreement we provided to your advisors on March 16. In addition, we would like to speak with Mr. Breeden about his role with MCI and his views on the internal controls and corporate governance at MCI. Moreover, we still have questions concerning the tax issues raised during due diligence and mentioned in MCI's recently filed 10k, questions we are confident can be answered if MCI were to resume its discussions with Qwest.

        In light of Qwest's significantly higher offer price, the more favorable terms of our proposed merger agreement and the better regulatory profile of a Qwest-MCI deal, Qwest's proposal goes well beyond potentially leading to a Superior Proposal, and, in fact, is a Superior Proposal. The chart below demonstrates the financial superiority of Qwest's proposal:

	Offer Comparison		Qwest Superiority
	Qwest Offer	Verizon Offer	$		%
Cash	$10.10	$5.60	$	+4.50	+80.4
Stock	15.50	14.28		+1.22	+8.5

Offer Value	$25.60	$19.88	$	+5.72	+28.8
Premium (discount) to MCI market price (as of 3/18/05)	+9.2%	-(15.2)%
Total value of offer	$8.3bn	$6.5bn	$	+1.8bn	+28.8%

        If the MCI Board of Directors truly wishes to evaluate Qwest's proposal, there is no legally valid excuse not to continue the exchange of information. Verizon, who has released no details of the underlying benefits of its offer, continues in its shrill attempt to change the focus away from delivering maximum value to MCI shareholders, but ignores the one overriding issue: Qwest's offer is over 25% higher than Verizon's offer.

        The failure of the MCI Board to conclude that the Qwest proposal could "reasonably be expected to lead to a Superior Proposal" deprives the MCI shareholders of their right to maximize the value of their shares. The MCI Board should take the actions necessary to maximize value to MCI shareholders and insure the MCI merger process is transparent and fair by re-engaging with Qwest.

Sincerely,

/s/  RICHARD C. NOTEBAERT

cc:
Mr. Richard Breeden
Mr. Michael Capellas

Additional Information

        This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

        Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

        This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

        The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

        Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.